Exhibit (n)

Multi-Class and Expense Allocation Policy

UBS Puerto Rico Family of Funds

SECTION 1. BACKGROUND

The Board of Directors of the UBS Puerto Rico Family of Funds (the Funds) has adopted the following policy regarding the share classes and expense allocations for each Fund. Each Fund may from time to time issue Shares of one or more of the types of Classes described in this Policy. This Policy is qualified by and subject to the terms of the then-current registration statement for the applicable Class; provided, however, that those terms are not inconsistent per se with the terms of this Plan. This Policy describes matters related to the operation of multi-class Funds and contains the Funds’ policies on expense allocations and related matters for all Funds regardless of the number of Classes offered.

SECTION 2. CLASS DESIGNATIONS

(A) A Shares:

•	are generally offered and sold to retail investors;

•	are generally offered and sold with the imposition of a front-end sales charge or a CDSC[1] of between 1.50% and 5.00%;

•	are subject to a Rule 12b-1 Fee of up to 0.25% and may pay a Shareholder Service Fee;

•	do not pay exchange fees; however, Shares sold by an investor within 60 days of purchase may be subject to a deferred sales charge of up to 1.00%; and

•	generally require an investment minimum of $5,000.

L Shares:

•	are generally offered and sold to retail investors;

•	are generally offered and sold without the imposition of a front-end sales charge or a CDSC;

•	are subject to a Rule 12b-1 Fee of up to 0.75% and may pay a Shareholder Service Fee;

•	do not pay exchange fees; however, Shares sold by an investor within eighteen months of purchase may be subject to a deferred sales charge of between 0.50% and 1.25%; and

•	generally require an investment minimum of $1,000,000.

P Shares:

•	are generally offered and sold to retail investors;

•	are generally offered and sold without the imposition of a front-end sales charge or a CDSC;

•	are not subject to a Rule 12b-1 Fee or Shareholder Services Fee;

•	do not pay exchange fees or redemption fees; and

•	generally require an investment minimum of $[2,500 – to be determined].

(B) For all Classes, any investment minimum may be waived or reduced and any investment minimum may be waived or reduced for investments through traditional or Roth Individual Retirement Accounts, qualified retirement plans or accounts that participate in a systematic investment plan (to the extent such plan is offered). Registered investment advisers and financial planners that maintain multiple client accounts may be permitted to aggregate the value of such accounts to meet any investment minimum.

[1]	CDSC is a contingent deferred sales charge

(C) All Classes may be offered and sold to investors directly through the Fund, through certain employee directed benefit plans, through a financial intermediary, such as a broker, or through a fund supermarket or other investment platform. For all Classes, the exchange program features exist only to the extent exchanges are available.

SECTION 3. VOTING

Each Class shall have exclusive voting rights on any matter submitted to a shareholder vote that relates solely to the Class’s arrangement for shareholder services or distribution and each Class shall have separate voting rights with respect to any matter submitted to a shareholder vote in which the interests of one Class differ from the interests of another Class.

SECTION 4. CLASS EXPENSE ALLOCATIONS

(A) Allocation of Class Expenses. Certain expenses may be attributable to a particular Class (“Class Expenses”). Class Expenses are charged directly to the net assets of the particular Class.

(B) Class Expenses. In addition to the Rule 12b-1 Fee and Shareholder Service Fee, each Class also may pay a different amount of the following expenses:

(1) Legal, printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxies to current shareholders of a specific Class;

(2) Blue Sky fees incurred by a specific Class of Shares;

(3) Administration, fund accounting and transfer agent fees and expenses identified as being attributable to a specific Class;

(4) Litigation, legal and audit fees related to a specific Class;

(5) Directors’ fees and expenses incurred as a result of issues relating to a specific Class;

(6) Expenses incurred in connection with shareholder meetings related to a specific Class;

(7) Subject to approval by the Board, such other fees and expenses as the Administrator deems to be allocable to specified Classes; and

(8) Such other expenses actually incurred in a different amount by a Class or related to a Class’s receipt of services of a different kind or to a different degree than another Class.

SECTION 5. OTHER ALLOCATIONS AND WAIVERS/REIMBURSEMENTS

(A) Expenses Applicable to More than One Fund. Expenses (other than Class Expenses) incurred by or on behalf of a Fund shall be allocated to that Fund, and expenses (other than Class Expenses) incurred by or on behalf of more than one Fund shall be allocated among all of the Funds that incurred the expenses based on the NAVs of each Fund in relation to the NAVs of all Funds to which the expense relates, except:

(1) State registration expenses covering all Funds shall be divided equally among separate Classes of the covered Funds; and

(2) Legal expenses covering all Funds, Directors’ fees and insurance expenses shall be allocated to each Fund as follows: (i) 50% proportionally based on the NAV of each Fund in relation to the NAVs of all Funds to which the expense relates; and, (ii) 50% proportionately based on the total number of Funds.

Notwithstanding the above, if the Principal Financial Officer (PFO), in this case the Fund Administrator for each Fund determines that a more equitable method is appropriate, that method shall be used; provided that such method is ratified by the Board at its next regularly scheduled meeting.

Insurance expenses incurred by the Funds as a result of any joint insurance arrangement entered into among the Funds and any one or more additional trusts shall first be allocated in accordance with a Joint Insurance Agreement prior to allocating expenses among the underlying series of the Funds in accordance with the above methodology.

(B) Other Allocations. Income, realized and unrealized capital gain and loss and expenses (other than Class Expenses) related to a Fund shall be allocated to each Class based on the NAV of the Class in relation to the NAV of the Fund.

(C) Waivers and Reimbursements. Any Service Provider or their Affiliated Persons may agree to waive any fees or reimburse any expense to be paid by a Fund or a Class if the waiver or reimbursement is approved on behalf of the Funds by the President and reported to the Board.

SECTION 6. EXCHANGE PRIVILEGES

Shares of each Class generally will be permitted to be exchanged for Shares of the same Class (or a Class with similar characteristics) of another Fund that is advised by UBS Asset Managers of Puerto Rico. Shareholders of a Fund may exchange their Shares for Shares of another Fund as described in the applicable Funds’ registration statements, in accordance with Section 11(a) of the 1940 Act, the rules thereunder and the requirements. The exchange privileges set forth in this Section 6 may be modified or terminated by a Fund at any time.

SECTION 7. AMENDMENTS AND BOARD REVIEW

Material amendments to this Policy shall be approved by a majority of the Board, including a majority of the Independent members of the Board, upon a finding that the amendment, including any proposed related expense allocation, is in the best interests of the Classes and Funds affected by the amendment.

Approval History

Action	Date
BoD adopted the procedures	5/11/2021

4